Exhibit 1.01

Conflict Minerals Report of Pulse Biosciences, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Pulse Biosciences, Inc. (“Pulse Biosciences” or the “Company”) for the reporting period January 1, 2021 to December 31, 2021 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products if the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals referred to as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives which include tantalum, tin and tungsten (collectively, the “3TG Minerals”). The “Covered Countries” for purposes of Rule 13p-1 and this CMR are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. Please refer to Rule 13p-1, Form SD and the Exchange Act Release No. 34-67716 for definitions to the terms used in this CMR, unless otherwise defined herein.

Company Overview

Pulse Biosciences is a novel bioelectric medicine company committed to health innovation using an entirely new and proprietary energy modality. The Company’s CellFX® System is the first commercial product to harness the distinctive advantages of the Company’s proprietary Nano-Pulse Stimulation™ (NPS) technology. The CellFX System delivers nanosecond duration pulses of electrical energy, each less than a millionth of a second long, to non-thermally clear targeted cells while sparing adjacent non-cellular tissue, to treat a variety of medical conditions for which an optimal solution remains unfulfilled.

Pulse Biosciences supports the goal of avoiding the use of conflict minerals mined from troubled regions in the Covered Countries, the exploitation and trade of which may help finance armed conflict or benefit armed groups. The Company conducted an analysis of its products and determined that certain 3TG Minerals are necessary to the functionality or production of its CellFX System.

Reasonable Country of Origin Inquiry

Pulse Biosciences has conducted a country of origin inquiry (“RCOI”) reasonably designed to determine if 3TG Minerals used in its products originated in the Covered Countries. The Company’s RCOI process began with an evaluation of its suppliers that provided materials, components or products that became part of products Pulse Biosciences contracted to manufacture in 2021, which the Company knew contained or were likely to contain 3TG Minerals. This evaluation consisted of examining internal records such as product specifications and performing a qualitative review of purchasing records and/or information provided by the suppliers. Based on its evaluation, the Company then surveyed the suppliers of those materials, components or products which it concluded contained or were likely to contain 3TG Minerals. The suppliers were asked to report on the presence of any 3TG Minerals in the goods sold to Pulse Biosciences. In cases where the Company confirmed that 3TG Minerals were present, it asked the applicable supplier to submit information to the Company about the country of origin of the 3TG Minerals.

Due Diligence

Pulse Biosciences performed due diligence procedures to determine the Conflict Minerals status of the 3TG Minerals used in its products. In conducting its due diligence, Pulse Biosciences implemented the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework. The Company designed its due diligence process, management and measures within the OECD Guidance for a company downstream in the supply chain.

The following is a summary of the due diligence actions that Pulse Biosciences took during the reporting period of this CMR:

1)	Establish strong company management systems

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The Company established an internal management team and coordinator to ensure compliance with respect to the reporting requirements relating to Conflict Minerals. Pulse Biosciences’ internal management team consists of, or works with, representatives from supply chain and procurement, engineering, and finance.

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The Company defined the scope of its Conflict Minerals due diligence by identifying and reaching out to current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG Minerals.

•	The Company then determined data gathering and assessment procedures to understand the scope of Pulse Biosciences supply chain inquiry.

2)	Identify and assess risks in the supply chain

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The Company adopted the standard Conflict Minerals Reporting Template established by the Responsible Business Alliance (“RBA”) and Global e-Sustainability Initiative (“GeSI”) for data collection and verification. Pulse Biosciences requested product-level information from its direct suppliers on the parts and products that it purchased from them.

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The Company increased awareness of Pulse Biosciences’ Conflict Minerals program by providing suppliers with background materials describing the Conflict Minerals rules, leading industry initiatives, Conflict Minerals tracing, reporting requirements, and other guidelines and resources relating to Conflict Minerals.

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The Company relied on these supplier’s responses to provide Pulse Biosciences with information about the source of Conflict Minerals contained in the components supplied to Pulse Biosciences. Pulse Biosciences’ direct suppliers of components that contain 3TG Minerals are similarly reliant upon information provided to them by their respective suppliers.

•	The Company reviewed and evaluated supplier responses for consistency and completeness and for information regarding the origin of those materials.

3)	Design and implement a strategy to respond to identified risks

•	The Company reported the status and findings of Pulse Biosciences’ RCOI and due diligence efforts to its senior management.

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The Company followed a risk mitigation plan that is consistent with its Conflict Minerals approach: if a smelter or refiner in the supply chain was known to be sourcing Conflict Minerals from a mine within a Covered Country which directly or indirectly finances or benefits armed groups, Pulse Biosciences would consider all available options, including, but not limited to, requesting its suppliers to make changes to its sourcing of those items or changing suppliers.

4)	Carry out independent third-party audit of supply chain due diligence

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The Company uses resources from the OECD and from the Responsible Minerals Initiative (“RMI”) of the RBA and GeSI, including RMI’s conflict-free smelter lists. The RMI is a global leader for the responsible sourcing of minerals and provides information on conflict-free smelters and refiners, common tools to gather sourcing information, and forums for exchanging best practices on addressing Conflicts Minerals. Because Pulse Biosciences is a downstream company, the Company relied on cross-industry initiatives such as a “conflict-free” designation from the Conflict-Free Smelter Program led by the RMI in its due diligence efforts.

5)	Report annually on supply chain due diligence

•	The Company plans to continue to report annually to the SEC by filing a Form SD and Conflict Minerals Report as required by applicable law.

Findings and Conclusion

Pulse Biosciences sent out surveys to the 20 suppliers identified in its due diligence efforts and received responses from 18 suppliers, providing approximately 90% response rate. Suppliers and manufacturers generally provided facility information at the “company level”, which represents the suppliers’ and manufacturers’ entire product lines, and generally did not limit their responses to facility information for covered minerals in products they specifically supply to Pulse Biosciences. For the 2021 questionnaire, 17 suppliers provided responses specific to Pulse Biosciences’ products.

Out of the 18 responses received, one stated that its products do not contain 3TG Minerals, five stated that the 3TG Minerals were not sourced from the Covered Countries, eight stated that at least some of their 3TG Minerals were sourced from Covered Countries and seven stated that they were uncertain as to the origin of the 3TG Minerals in their products or did not provide sufficient information to adequately determine the source. Of the eight suppliers that stated that at least some of their 3TG Minerals were sourced from Covered Countries, one noted that all of its products were from sources certified as being conflict-free, actively obtaining conflict-free certification, or had complete control from mine to production. However, six total suppliers stated that all of their products are from sources certified as being conflict-free. The remaining sources were uncertified or had an unknown certification status. However, Pulse

Biosciences has not identified any known instances in which any 3TG Minerals were sourced directly or indirectly from armed groups of the conflict regions of the Covered Countries.

Of the 13 suppliers whose responses indicated that their products may contain 3TG Minerals sourced from the Covered Countries, 12 of those suppliers responded at the company level. As a result, many of those smelters identified by the Company’s suppliers in company level declarations may not actually be involved in the products supplied to Pulse Biosciences. For the 12 suppliers that indicated that their products may contain 3TG sourced from the Covered Countries that responded at the Product Level, 9 noted that 3TG Minerals sourced from Covered Countries were from sources certified as being conflict-free, actively obtaining conflict-free certification, or had complete control from mine to production.

Based on the Company’s RCOI, the Company has no reason to believe that any of its suppliers have supplied it with 3TG that may have originated in the Democratic Republic of Congo or an adjoining country or came from recycled or scrap sources.

Future Steps

Pulse Biosciences is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Guidance. In the next compliance period, Pulse Biosciences intends to continue to develop its processes in working with its suppliers to provide accurate and complete information regarding conflict mineral sourcing.

Additional Risk Factors and Considerations

This CMR contains forward looking statements relating to actions that Pulse Biosciences may take in the future. Such statements are based on the current expectations of Company management and are neither promises nor guarantees of future performance of the actions. Subsequent events and developments may cause management’s views to change. While Pulse Biosciences may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this report.

The statements above are based on the due diligence performed in good faith by Pulse Biosciences. The statements are all based on information available at the time, and many factors can introduce errors impacting or otherwise affect the Company’s Conflict Minerals status. Some factors could include, but are not limited to, unavailable supplier data, incomplete supplier data, incomplete smelter data, errors or omissions in supplier or smelter responses, all instances of Conflict Minerals necessary to the functionality or manufacturing of Pulse Biosciences’ products possibly not yet having been identified, public information not discovered during a reasonable search, errors in public data, language barriers and translation, Covered Countries sourced materials being declared secondary materials, companies going out of business, smuggling of Conflict Minerals from the Covered Countries to countries beyond the Covered Countries, and suppliers or smelter operators who are unfamiliar with the Conflict Minerals rules and protocols for responding to requests for information about Conflict Minerals.

Independent Private Sector Audit

This CMR has not been subject to an independent private sector audit as allowed under Rule 13p-1.